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                           June 29, 2022

       James Byrd, Jr.
       Chairman
       Legion Capital Corporation
       301 E. Pine St., Suite 850
       Orlando, FL 32801

                                                        Re: Legion Capital
Corporation
                                                            Post Qualification
Amendment No. 10 to Form 1-A
                                                            Filed June 21, 2022
                                                            File No. 024-11123

       Dear Mr. Byrd:

              We have reviewed your amendment and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post Qualification Amendment No. 10 to Form 1-A

       General

   1. We note that you filed the Form 1-K for the fiscal year ended December 31, 2021 on June
                                                        16, 2022. Per Rule
257(b)(1) of Regulation A and General Instruction A(2) of Form 1-K,
                                                        annual reports shall be
filed within 120 calendar days after the end of the fiscal year covered by the report.
Please tell us whether offers and sales were made while your
                                                        Offering Statement was
not current, and if so provide your detailed analysis how
                                                        any offers and sales
complied with Regulation A and were not made in violation of
                                                        Section 5 of the
Securities Act of 1933. Refer to Rule 252(f)(2)(ii) of Regulation A.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 James Byrd, Jr.
Legion Capital Corporation
June 29, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-
3217 if you have any questions.



FirstName LastNameJames Byrd, Jr.                         Sincerely,
Comapany NameLegion Capital Corporation
                                                          Division of
Corporation Finance
June 29, 2022 Page 2                                      Office of Finance
FirstName LastName